Company	CIK
BLYVOOR GOLD RESOURCES PROPRIETARY LIMITED BLYVOOR GOLD	0002029768
GOLD OPERATIONS PROPRIETARY LIMITED	0002029761

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: February 28, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

BLYVOOR GOLD RESOURCES PROPRIETARY LIMITED
BLYVOOR GOLD OPERATIONS PROPRIETARY LIMITED

Full Name of Registrants

N/A
Former Name if Applicable

Inanda Greens Business Park, Block A Wierda Gables 54 Wierda Rd West
Address of Principal Executive Office (Street and Number)

Sandton, 2196 South Africa
City, State and Zip Code

PART II

RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 11, 2024, Aurous Resources, a Cayman Islands exempted company, Blyvoor Gold Resources Proprietary Limited, a South African private limited liability company (“Aurous Gold”), Blyvoor Gold Operations Proprietary Limited, a South African private limited liability company (“Gauta Tailings” and, together with Aurous Gold, the “Co-Registrants”), entered into a Business Combination Agreement (as may be amended from time to time, the “Business Combination Agreement”) with Rigel Resource Acquisition Corp., a Cayman Islands exempted company, and RRAC Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of Aurous Resources.

The transactions contemplated by the Business Combination Agreement (the “Business Combination”) are described in the proxy statement/prospectus filed on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) on July 24, 2024 (File No. 333-280972), which was declared effective by the SEC on January 14, 2025.

The Business Combination has not yet been consummated, as certain conditions precedent remain outstanding. The parties continue to work towards the satisfaction of all outstanding conditions with a view to consummating the Business Combination as soon as practicable.

Due to the unforeseen delay in the consummation of the Business Combination and the resulting diversion of the attention of management and other personnel responsible for the preparation of the annual report on Form 20-F to activities related to closing the Business Combination, the Co-Registrants have been unable to finalize the annual report on Form 20-F for the fiscal year ended February 28, 2025 without unreasonable effort or expense by the prescribed time period.

The preparation of the annual report on Form 20-F is underway, and the Co-Registrants currently estimate that the annual report on Form 20-F will be completed and filed with the SEC within the extended deadline for filing in accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

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PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alan Smith	+27	82 559 7532
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes   ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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BLYVOOR GOLD RESOURCES PROPRIETARY LIMITED
BLYVOOR GOLD OPERATIONS PROPRIETARY LIMITED

(Name of Registrants as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 30, 2025

BLYVOOR GOLD RESOURCES PROPRIETARY LIMITED

/s/ Alan Smith
Alan Smith, for and on behalf of Blyvoor Gold Resources Proprietary Limited
Director

BLYVOOR GOLD OPERATIONS PROPRIETARY LIMITED

/s/ Alan Smith
Alan Smith, for and on behalf of Blyvoor Gold Operations Proprietary Limited Director

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